Room 4561
Via fax (408) 354-7211

May 19, 2009

James Brear
Chief Executive Officer
Procera Networks, Inc.
100C Cooper Ct
Los Gatos, CA 95032

> **Re:** **Procera Networks, Inc.**
> **Forms 10-K & 10/K/A for the Fiscal Year Ended December 31, 2007**
> **Filed April 2, 2008 and April 30, 2008, respectively**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed on March 16, 2009**
> **Form 10-Q for the Quarter Ended March 31, 2009**
> **Filed on May 18, 2009**
> **File no. 1-33691**

Dear Mr. Brear:

We have reviewed your response to your letter dated May 1, 2009 (filed via EDGAR on May 14, 2009) in connection with the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 2, 2009.

Form 10-Q for the Quarter Ended March 31, 2009

General

1. We note from the disclosures in your December 31, 2008 Form 10-K that the Company was evaluating the impact, if any, that EITF 03-6-1 will have on your financial statement. Please confirm that you adopted this guidance effective January 1, 2009 and tell us what impact, if any, it had on your earnings per share.

Note 13. Financial Instruments, page 14

2.   Your disclosures on page 14 indicate that the Company did not elect to adopt
        SFAS 157 for acquired non-financial and assumed non-financial liabilities.
        Please confirm that the Company adopted SFAS 157 as it relates to your
        nonfinancial assets and nonfinancial liabilities on January 1, 2009. If so, tell us
        why you have not included a discussion of SFAS 157 as it relates to nonfinancial
        assets and nonfinancial liabilities in your recent Form 10-Q. Also, tell us how
        you considered the disclosure requirements of paragraph 33(d) of SFAS 157 in
        your interim report as required by paragraph 39.

Item 4. Controls and Procedures, page 23

3.   We note your response to our prior comment 4 and the proposed disclosures
        regarding the Company's disclosure controls and procedures which you indicated
        you would include in future filings. However, we note that you failed to include
        this disclosure in your March 31, 2009 Form 10-Q. As previously indicated if
        your conclusions concerning the effectiveness of your disclosure controls and
        procedures refer to the definition of disclosure controls and procedures as
        indicated in Rule 15(e) of the Exchange Act, then you should provide the <u>entire</u>
        definition. Alternatively, you may conclude that your disclosure controls and
        procedures were effective or ineffective without providing any part of the
        definition of disclosure controls and procedures. We refer you to Exchange Act
        Rule 13a-15(e). Please apply this comment to your future filings.

                                        * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We note that you filed your definitive proxy statement on October 21, 2008. We
have not yet evaluated that filing and our evaluation of your responses to comments 17
through 22 of our prior letter will take place following the filing of your amended Form
10-K.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 and Mark Shuman, Branch Chief-Legal at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief